Exhibit 99.5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of Neptune Technologies & Bioressources Inc. (the “Corporation”) will be held at Le Crystal Hotel, 1100 de la Montagne, Crescent Room, Montreal (Québec), on June 22, 2011 at 3:00 pm, for the following purposes:

1.	To receive the financial statements of the Corporation for the financial year ended February 28, 2011 and the auditors' report thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Management Proxy Circular (the “Circular”) and described in section “Particulars of Matters to be Acted Upon” under item 1 “Amendment of the Articles relating to the nomination of additional directors”) approving the amendment of the articles of constitution of the Corporation in order to allow the directors to appoint additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting;

5.

To consider and, if deemed appropriate, to adopt, by the disinterested shareholders and the minority shareholders, a resolution (the text of which is reproduced in the Circular and described in section “Particulars of Matters to be Acted Upon” under item 2 “The Acasti Consideration”) approving the transfer of (i) 935,000 Series IV Acasti Pharma Inc. (“Acasti”) warrants by the Corporation as of July 13, 2010, of which 385,000 in favour of some employees and 550,000 in favour of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries; (ii) 50,000 Series IV Acasti warrants by the Corporation, as of January 15, 2011, in favour of certain employees of the Corporation and its subsidiaries; and (iii) 165,000 Series IV Acasti warrants by the Corporation, as at May 25, 2011, in favour of certain employees of the Corporation and its subsidiaries;

6.

To consider and, if deemed appropriate, to adopt, by the disinterested shareholders and the minority shareholders, a resolution (the text of which is reproduced in the Circular and described in section “Particulars of Matters to be Acted Upon” under item 3 “The NeuroBioPharm Consideration”) approving the transfer of (i) 985,000 Series IV NeuroBioPharm Inc. (“NeuroBioPharm”) warrants by the Corporation as of July 13, 2010, of which 435,000 are transferred in favour of some employees and 550,000 in favour of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries; (ii) 95,000 Series IV NeuroBioPharm warrants by the Corporation, on January 1st , 2011 in favour of certain employees of the Corporation and its subsidiaries; (iii) 1,195,000 Series IV NeuroBioPharm warrants by the Corporation, as of April 12, 2011, of which 645,000 in favour of some employees and 550,000 in favour of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries; and (iv) 150,000 Series 2011-2 NeuroBioPharm warrants by the Corporation, as at May 25, 2011, in favour of certain employees of the Corporation and its subsidiaries;

7.

To consider and, if deemed appropriate, further to the conditional approval by the TSX Venture Exchange (the “Exchange”), a resolution (the text of which is reproduced in the accompanying Circular and described in section “Particulars of Matters to be Acted Upon” under item 4 “The Corporation’s Stock Option Plan”) approving (i) the Corporation’s amended Stock Option Plan, as approved by the Board of Directors on February 15, 2011 and on May 25, 2011; and (ii) the increase by the disinterested shareholders of the Corporation’s number of common shares reserved by the Corporation under the Stock Option Plan;

8.

To consider and, if deemed appropriate, further to the conditional approval by the Exchange, to be adopted by the disinterested shareholders, a resolution (the text of which is reproduced in the accompanying Circular and described in section “Particulars of Matters to be Acted Upon” under item 5 “NeuroBioPharm Stock Option Plan”) approving NeuroBioPharm’s Stock Option Plan, as approved by NeuroBioPharm’s Board of Directors on May 25, 2011;

9.

To consider and, if deemed appropriate, to be adopted by the disinterested shareholders, a resolution (the text of which is reproduced in the accompanying Circular and described in section “Particulars of Matters to be Acted Upon” under item 6 “Options Granted under the NeuroBioPharm Stock Option Plan”) approving the grant of 546,250 incentive stock options of NeuroBioPharm, as at May 25, 2011 in favour of the Corporation’s employees, the executive officers and the Board of Directors, by the disinterested shareholders;

10.

The presentation of the corporate reorganization of NeuroBioPharm since February 28, 2011 and the project of public distribution of NeuroBioPharm common shares and Series 2011-1 NeuroBioPharm warrants by the Corporation, through a statement and payment of a payable dividend in kind for the shareholders of the Company (of which an outline is reproduced in the attached Circular under the section “Reorganization and Dividend by NeuroBioPharm”);

11.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED IN LAVAL, QUÉBEC, AS OF MAY 27, 2011
BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis
Dr. Ronald Denis
Chairman of the Board of Directors

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 17, 2011 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.